**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**September 22, 2009**


**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**


**First Marblehead Corporation**


**File No. 001-31825 - CF#24107**
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       First Marblehead Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on September 3, 2009.

       Based on representations by First Marblehead Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

            Exhibit 10.1.2        through April 25, 2012

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


                Christian Windsor
                Special Counsel